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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                                      OMB APPROVAL
                                                                                      OMB NUMBER: 3235-0104
FORM 3         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                Expires: September 30, 1998
                                                                                      Estimated average burden hours per
                                                                                      response.............0.5
(Print or Type   Filed pursuant to Section 16(a) of the Securities Exchange Act
Response)        of 1934, Section 17(a) of the Public Utility Holding Company
                 Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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
1.  Name and Address of Reporting    2. Date of Event Re- 4. Issuer Name AND Ticker or Trading Symbol
    Person*                             quiring Statement
MILLENNIUM ENTERTAINMENT                (Month/Day/Year)     The Sports Club Company, Inc. (SCY)
PARTNERS, L.P.
                                                         5. Relationship of Reporting Person(s) to Issuer  6. If Amendment, Date of
(Last)    (First)   (Middle)             7/22/97                              (Check all applicable)          Original (Month/Day/
                                                                                                              Year)
                                                                                                               August 11, 1997
c/o Millennium Partners Management LLC  3. IRS or Social   ______ Director __X__10% Owner                  7. Individual or Joint/
                                           Security Number ______ Officer (give______ Other                   Group Filing (Check
                                           of Reporting                 title below) (specify below)          Applicable Line)
         (Street)                          Person                                                             ___ Form filed by One
                                           (Voluntary)                                                        Reporting Person
                                                                                                              __X_Form Filed by More
       1995 Broadway                                                                                          than One Reporting
                                                                                                              Person

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(City)    (State)      (Zip)
                                                       TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
New York    NY        10023
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1.   Title of Security             2. Amount of Securities Beneficially   3.Ownership           4. Nature of Indirect Beneficial
     (Instr. 4)                       Owned (Instr. 4)                      Form: Direct (D)       Ownership (Instr. 5)
                                                                            or Indirect (I)
                                                                            (Instr. 5)
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    Common Stock (1)                     1,052,631                                D
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    Common Stock (2)                     1,201,232                                D
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    Common Stock (3)                       536,700                                D
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    Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).
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 FORM 3 (CONTINUED)TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                               SECURITIES)

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
1. Title of      2. Date Exer-     3. Title and Amount of Securities    4. Conver-    5.Ownership     6.  Nature of Indirect
   Derivative       cisable and       Underlying Derivative                sion or      Form of           Beneficial Ownership
   Security         Expiration        Security (Instr. 4)                  Exercise     Deriv-            (Instr. 5)
   (Instr. 4)       Date                                                   Price of     ative
                   (Month/Day/                                             Deri-        Security:
                   Year)                                                   vative       Direct (D)
                                                                           Security     or Indirect
                                                                                       (I)(Instr. 5)
                   Date    Expira-        Title   Amount or
                   Exer-   tion                   Number of
                   cisable  Date                  Shares

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Explanation of Responses:

(1)   These securities are owned solely by Millennium Entertainment
      Partners, L.P. ("MEP"), which may be deemed a "group" with Millennium Partners LLC ("MPL"), Brian J. Collins ("BJC"), an executive officer of the general partner of MEP and of the manager of MPL and a director of The Sports Club Company, Inc., and Millennium Development Partners L.P. ("MDP") for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). In addition, MEP owns a 49.5% membership interest in MPL and MEP has the right to appoint two committee members of a committee of five which requires the affirmative vote of four members to vote or dispose of the securities. MEP disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that MEP is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(2) These securities are owned solely by MPL which may be deemed a "group" with MEP, BJC and MDP under Section 13(d) of the Exchange
      Act. Includes 2,300 shares that will be disclosed on Form 4 of MPL for July 1997.

(3) These securities are owned by MDP which may be deemed a "group" with MEP, BJC and MDP. The general partner of MDP is Millennium Development Associates L.P. The general partner of Millennium Development Associates is Millennium Development Corp. Christopher M. Jeffries owns greater than 50% of the capital stock of Millennium Development Corp.

**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations.                                                         MILLENNIUM ENTERTAINMENT PARTNERS, L.P.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                   By: MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.,
                                                                                   its general partner

                                                                                   By:  MILLENNIUM ENTERTAINMENT CORP.,
                                                                                   its general partner

                                                                                   By: /S/ BRIAN J. COLLINS         AUGUST 11, 1997
                                                                                   *Signature of Reporting Person        Date
                                                                                   Vice President of Millennium
                                                                                   Entertainment Corp.

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient,
       See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                JOINT FILER INFORMATION

Name:                      Millennium Partners LLC

Address:                   c/o Millennium Partners Management LLC
                           1995 Broadway
                           New York, New York  10023

Designated Filer:          Millennium Entertainment Partners, L.P.

Issuer & Ticker Symbol:    The Sports Club Company, Inc. (SCY)

                           MILLENNIUM PARTNERS LLC

                           BY:  MILLENNIUM PARTNERS MANAGEMENT, LLC,
                           its manager

                           BY:  MILLENNIUM MANAGER I, INC.,
                           its manager


                           By:    /s/ Brian J. Collins
                           Title: Vice President

                            JOINT FILER INFORMATION

Name:                     Brian J. Collins

Address:                 c/o Millennium Partners Management LLC
                         1995 Broadway
                         New York, New York 10023

Designated Filer         Millennium Entertainment Partners, L.P.

Issuer & Ticker Symbol:  The Sports Club Company, Inc. (SCY)

Relationship of Report   Director, 10% Owner
Person to Issuer:

                                   /s/ Brian J. Collins
                                   --------------------
                                   Brian J. Collins